Exhibit 99.1

STRATASYS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

MARCH 31, 2017

(UNAUDITED)

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2017
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Balance Sheets
(in thousands, except share data)
	March 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	$297,246	$280,328
Accounts receivable, net	115,099	120,411
Inventories	116,018	117,521
Net investment in sales-type leases	10,844	11,717
Prepaid expenses	6,371	7,571
Other current assets	19,411	15,491
Total current assets	564,989	553,039
Non-current assets
Net investment in sales-type leases - long-term	9,655	12,126
Property, plant and equipment, net	206,722	208,415
Goodwill	385,808	385,629
Other intangible assets, net	169,302	177,458
Other non-current assets	31,626	29,382
Total non-current assets	803,113	813,010
Total assets	$1,368,102	$1,366,049

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$44,805	$40,933
Current portion of long-term debt	3,714	3,714
Accrued expenses and other current liabilities	28,582	32,207
Accrued compensation and related benefits	42,797	34,186
Obligations in connection with acquisitions	4,315	3,619
Deferred revenues	50,673	49,952
Total current liabilities	174,886	164,611
Non-current liabilities
Long-term debt	21,357	22,286
Deferred tax liabilities	4,916	5,952
Deferred revenues - long-term	12,942	12,922
Other non-current liabilities	24,293	22,251
Total non-current liabilities	63,508	63,411
Total liabilities	$238,394	$228,022
Contingencies (see note 9)
Redeemable non-controlling interests	1,939	2,029
Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 52,728 thousands shares and 52,639 thousands shares issued
and outstanding at March 31, 2017 and December 31, 2016, respectively	142	142
Additional paid-in capital	2,637,561	2,633,129
Accumulated other comprehensive loss	(12,243)	(13,479)
Accumulated deficit	(1,497,782)	(1,483,925)
Equity attributable to Stratasys Ltd.	1,127,678	1,135,867
Non-controlling interests	91	131
Total equity	1,127,769	1,135,998
Total liabilities and equity	$1,368,102	$1,366,049

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Operations and Comprehensive Loss
	Three Months Ended March 31,
in thousands, except per share data	2017	2016
Net sales
Products	$115,087	$118,634
Services	48,075	49,272
	163,162	167,906
Cost of sales
Products	54,480	56,938
Services	31,802	29,799
	86,282	86,737
Gross profit	76,880	81,169

Operating expenses
Research and development, net	24,634	25,115
Selling, general and administrative	64,179	76,387
Change in fair value of obligations in connection with acquisitions	696	727
	89,509	102,229
Operating loss	(12,629)	(21,060)

Financial income, net	256	180

Loss before income taxes	(12,373)	(20,880)

Income tax expenses	1,326	2,291

Share in loss of associated company	(288)	-

Net loss	$(13,987)	$(23,171)

Net loss attributable to non-controlling interest	(130)	(30)

Net loss attributable to Stratasys Ltd.	$(13,857)	$(23,141)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.26)	$(0.44)
Diluted	$(0.26)	$(0.44)

Weighted average ordinary shares outstanding
Basic	52,690	52,098
Diluted	52,690	52,098

Comprehensive loss
Net loss	$(13,987)	$(23,171)
Other comprehensive income, net of tax:
Foreign currency translation adjustments	713	3,341
Unrealized gains on derivatives designated as
cash flow hedges	523	931
Other comprehensive income, net of tax	1,236	4,272
Comprehensive loss	(12,751)	(18,899)
Less: comprehensive loss attributable to non-controlling interests	(130)	(30)
Comprehensive loss attributable to Stratasys Ltd.	$(12,621)	$(18,869)

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Cash Flows
	Three Months Ended March 31,
in thousands	2017	2016
Cash flows from operating activities
Net loss	$(13,987)	$(23,171)
Adjustments to reconcile net loss to
net cash provided by operating activities:
Depreciation and amortization	16,566	23,496
Stock-based compensation	3,904	5,623
Foreign currency transaction loss	(2,744)	(4,189)
Deferred income taxes	(791)	(889)
Change in fair value of obligations in connection with acquisitions	696	727
Other items	1,265	614

Change in cash attributable to changes in operating assets
and liabilities:
Accounts receivable, net	6,145	15,558
Inventories	1,028	363
Net investment in sales-type leases	3,344	(1,913)
Other current assets and prepaid expenses	(597)	2,089
Other non-current assets	275	287
Accounts payable	3,845	(951)
Other current liabilities	4,043	11,663
Deferred revenues	333	(79)
Other non-current liabilities	2,035	2,356
Net cash provided by operating activities	25,360	31,584

Cash flows from investing activities
Purchase of property and equipment	(6,315)	(7,585)
Investment in unconsolidated entities	(2,548)	(4,000)
Purchase of intangible assets	(515)	(245)
Proceeds from maturities of short-term bank deposits	-	1,558
Investment in short-term bank deposits	-	(67,264)
Other investing activities	(80)	(70)
Net cash used in investing activities	(9,458)	(77,606)

Cash flows from financing activities
Repayment of current portion of long-term debt	(929)	-
Proceeds from exercise of stock options	528	122
Net cash provided by (used in) financing activities	(401)	122

Effect of exchange rate changes on cash and cash equivalents	1,417	1,484

Net change in cash and cash equivalents	16,918	(44,416)
Cash and cash equivalents, beginning of period	280,328	257,592

Cash and cash equivalents, end of period	$297,246	$213,176

Supplemental disclosures of cash flow information:
Transfer of fixed assets to inventory	129	503
Transfer of inventory to fixed assets	1,357	939

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Basis of Presentation and Consolidation

Stratasys Ltd. (collectively with its subsidiaries, the “Company”) is a 3D solutions company, offering additive manufacturing (“AM”) solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts across a broad range of vertical markets. The Company’s solutions include products ranging from entry-level desktop 3D printers to systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”). The Company also develops, manufactures and sells materials for use with its systems and provides related service offerings. The Company also provides a variety of custom manufacturing solutions through its direct manufacturing printed parts service as well as 3D printing related professional services offerings.

The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

The consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The results of operations for the three months ended March 31, 2017 are not necessarily indicative of the results to be expected for the full year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. The reader is referred to the audited consolidated financial statements and notes thereto for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s Annual Report on Form 20-F for such year on March 9, 2017.

Recently issued and adopted accounting pronouncements

In March 2016, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) which simplifies certain aspects of the accounting for share-based payments, including, among other items, accounting for income taxes and allowing an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures as they occur, rather than to account for them based on an estimate of expected forfeitures. This ASU became effective for the Company on January 1, 2017.

Upon the adoption of this ASU, the Company recorded a cumulative-effect adjustment to its net operating losses of approximately $5 million as of January 1, 2017 offset with an increase to its valuation allowance with respect to previously unrecognized excess tax benefits. Under the new ASU, excess tax benefits or deficiencies related to stock option exercises and restricted stock unit vesting are recognized in the statement of operations. The adoption of this ASU does not have a material impact on the Company’s results of operations as excess tax benefits generated from the vesting of share-based awards will be recognized in the consolidated statements of operations, but offset with consideration of the valuation allowance in the Company’s US operations. In addition, upon the adoption of this ASU, the Company has elected as an accounting policy to record forfeitures as they occur, using a modified retrospective transition method. The total cumulative-effect adjustment to retained earnings as of January 1, 2017 was immaterial. Prior periods have not been restated.

In January 2017, the FASB issued an ASU which eliminates the requirement to determine the implied fair value of the reporting unit’s goodwill by measuring the reporting unit’s assets and liabilities at fair value in a hypothetical analysis as if the reporting unit was acquired in a business combination, as part of the second step of goodwill impairment testing. Under the new guidance, goodwill impairment testing will be performed by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The new ASU is effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2019, and should be applied on a prospective basis. Early adoption is permitted for annual or interim goodwill impairment testing performed after January 1, 2017. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In November 2016, the FASB issued an ASU which requires entities to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The ASU is effective for annual reporting periods (including interim periods within those annual reporting periods) beginning after December 15, 2017. Early adoption is permitted and should be adopted retrospectively. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated statements of cash flows.

In October 2016, the FASB issued an ASU which eliminates the exception for an intra-entity transfer of an asset other than inventory. This ASU requires that the income tax consequences of an intra-entity asset transfer other than inventory are recognized at the time of the transfer, rather than when the transferred asset is sold to a third party or otherwise recovered through use. The ASU is effective for annual reporting periods (including interim periods within those annual reporting periods) beginning after December 15, 2017. Early adoption is permitted as of the beginning of an annual reporting period (as of the first interim period if an entity issues interim financial statements). The new guidance requires adoption on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In February 2016, the FASB issued a new ASU which revises lease accounting guidance. Under the new guidance, lessees will be required to recognize a right-of-use asset and a lease liability for all leases, other than leases that meet the definition of a short-term lease. The liability and the right-of-use asset arising from the lease will be measured as the present value of the lease payments. The new standard is effective for fiscal year beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition approach. The Company is currently evaluating the impact of the adoption of the new lease accounting guidance on its consolidated financial statements.

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede the current revenue recognition guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle of the new revenue recognition standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new revenue recognition standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods beginning after December 15, 2016. This standard may be applied retrospectively to each prior period presented (“full retrospective approach”) or retrospectively with the cumulative effect recognized as of the date of adoption (“modified retrospective approach”). The Company has developed a project plan to analyze the potential impact this guidance will have on its consolidated financial statements and related disclosures as well as its business processes, systems and controls. This includes reviewing revenue contracts across all revenue streams and evaluates potential differences that would result from applying the requirements under the new guidance. Based on the analysis conducted to date, the Company expects to adopt this standard using the modified retrospective approach and is still currently evaluating all the potential impacts of the adoption of this standard. Therefore, the Company cannot reasonably estimate quantitative information related to the impact of this standard on its consolidated financial statements at this time.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 2. Inventories

Inventories, net consisted of the following:

	March 31,	December 31,
	2017	2016
	U.S. $ in thousands
Finished goods	$64,814	$62,728
Work-in-process	2,337	2,389
Raw materials	48,867	52,404
	$116,018	$117,521

Note 3. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of the Company’s goodwill for the three months ended March 31, 2017 were as follows:

U.S. $ in millions
Goodwill as of January 1, 2017	$385.6
Translation differences	0.2
Goodwill as of March 31, 2017	$385.8

Other Intangible Assets

Other intangible assets consisted of the following:

	March 31, 2017			December 31, 2016
	Carrying Amount,		Net	Carrying Amount,		Net
	Net of	Accumulated	Book	Net of	Accumulated	Book
	Impairment	Amortization	Value	Impairment	Amortization	Value
	U.S. $ in thousands
Developed technology	$304,766	$(204,090)	$100,676	$304,766	$(198,632)	$106,134
Patents	19,485	(12,733)	6,752	19,009	(12,257)	6,752
Trademarks and trade names	27,820	(17,204)	10,616	27,819	(16,849)	10,970
Customer relationships	106,697	(56,539)	50,158	106,571	(54,258)	52,313
Capitalized software development costs	19,541	(18,441)	1,100	19,540	(18,251)	1,289
	$478,309	$(309,007)	$169,302	$477,705	$(300,247)	$177,458

Amortization expense relating to intangible assets for the three-month periods ended March 31, 2017 and 2016 was approximately $8.7 million and $14.7 million, respectively. The decrease in amortization expense was primarily due to change in the estimated useful lives of certain intangibles assets.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

As of March 31, 2017, estimated amortization expense relating to intangible assets currently subject to amortization for each of the following periods was as follows:

Estimated
amortization expense
(U.S. $ in thousands)
Remaining 9 months of 2017	$26,030
2018	33,156
2019	32,226
2020	31,899
2021	31,340
Thereafter	14,651
Total	$169,302

Note 4. Loss Per Share

The following table presents the numerator and denominator of the basic and diluted net loss per share computations for the three months ended March 31, 2017 and 2016:

	Three months ended March 31,
	2017	2016
	In thousands, except per share amounts
Numerator:
Net loss attributable to Stratasys Ltd.– for the computation
of basic and diluted net loss per share	$(13,857)	$(23,141)

Denominator:
Weighted average shares – for the computation of basic
and diluted net loss per share	52,690	52,098

Net loss per share attributable to Stratasys Ltd.
Basic	$(0.26)	$(0.44)
Diluted	$(0.26)	$(0.44)

The computation of diluted net loss per share excluded share awards of 2.49 million shares and 3.56 million shares for the three months ended March 31, 2017 and 2016, respectively, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 5. Income Taxes

The Company had a negative effective tax rate of 10.7% for the three-month period ended March 31, 2017 as compared to a negative effective tax rate of 11.0% for the three-month period ended March 31, 2016. The Company’s effective tax rate was primarily impacted by different geographic mix of earnings and losses.

Note 6. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that are developed using market data, such as publicly available information about actual events or transactions, and that reflect the assumptions that market participants would use when pricing the asset or liability. Unobservable inputs are inputs for which market data are not available and that are developed using the best information available about the assumptions that market participants would use when pricing the asset or liability.

The fair value hierarchy is categorized into three Levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. Level 2 inputs include inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Financial instruments measured at fair value

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, by fair value hierarchy, in its consolidated balance sheets:

	March 31, 2017
	(U.S. $ in thousands)
	Level 2	Level 3	Total
Assets:
Foreign exchange forward contracts not
designated as hedging instruments	$913	$-	$913
Foreign exchange forward contracts
designated as hedging instruments	498	-	498

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(54)	-	(54)
Obligations in connection with acquisitions	-	(3,315)	(3,315)
	$1,357	$(3,315)	$(1,958)

	December 31, 2016
	(U.S. $ in thousands)
	Level 2	Level 3	Total
Assets:
Foreign exchange forward contracts not
designated as hedging instruments	$1,440	$-	$1,440
Foreign exchange forward contracts
designated as hedging instruments	37	-	37

Liabilities:
Foreign exchange forward contracts not
designated as hedging instruments	(48)	-	(48)
Foreign exchange forward contracts
designated as hedging instruments	(61)	-	(61)
Obligations in connection with acquisitions	-	(2,619)	(2,619)
	$1,368	$(2,619)	$(1,251)

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Other financial instruments consist mainly of cash and cash equivalents, current and non-current receivables, net investment in sales-type leases, bank loan, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Other fair value disclosures

The following table provides a reconciliation of the changes for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs, which consist of obligations in connection with acquisitions:

	Three months ended March 31, 2017	Year ended December 31, 2016
	(U.S. $ in thousands)
Fair value at the beginning of the period	$2,619	$6,991
Settlements	-	(3,500)
Change in fair value recognized in earnings	696	(872)
Fair value at the end of the period	$3,315	$2,619

The Company’s obligations in connection with acquisitions as of March 31, 2017, which are estimated utilizing Level 3 inputs, are related to the deferred payments for the Company’s acquisition of Solid Concepts Inc. (the “Solid Concepts transaction”). As part of the Solid Concepts transaction, which was completed in July 2014, the Company is obligated to pay additional deferred payments in three separate annual installments after the Solid Concepts transaction date (“deferred payments”). Subject to certain requirements for cash payments, the Company retains the discretion to settle the deferred payments in its shares, cash or any combination of the two. The deferred payments are also subject to certain adjustments based on the Company’s share price. During the third quarter of 2016, the Company issued 152,633 ordinary shares valued at $3.1 million and paid cash of $0.4 million to settle the second annual installment of the deferred payments.

The deferred payments are classified as liabilities and are measured at fair value in the Company’s consolidated balance sheets. The fair value of the deferred payments was determined based on the closing market price of the Company’s ordinary shares on the Solid Concepts transaction date, adjusted to reflect a discount for lack of marketability for the applicable periods. The discount for lack of marketability was calculated based on the historical volatility of the Company’s share price and thus represents a Level 3 measurement within the fair value hierarchy. As of March 31, 2017, the fair value of the remaining deferred payments was $3.3 million. As of March 31, 2017, the total amount of the remaining deferred payments, which does not reflect a discount for lack of marketability, was approximately $3.5 million, based on the Company’s share price as of that date.

The fair value of the deferred payments is primarily linked to the Company’s share price. An increase of 10% in the Company’s share price as of March 31, 2017 would have increased the fair value of the remaining deferred payments by $0.3 million.

In addition, changes in Level 3 inputs that were used in the fair value calculation might change the fair value of the deferred payments. A decrease of 10% in the Company’s share price volatility used in the calculation for discount for lack of marketability as of March 31, 2017 would have increased the fair value of the Company’s deferred payments liability by approximately $0.1 million.

With respect to the fair-value revaluations of the deferred payments, the Company recorded loss of $0.7 million for each of the three-month periods ended March 31, 2017 and 2016. Such fair-value revaluations are presented under change in fair value of obligations in connection with acquisitions in the Company’s consolidated statements of operations and comprehensive loss.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 7. Derivative instruments and hedging activities

As the Company conducts its operations globally, it is exposed to global market risks and to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign currency exchange rates. The Company enters into transactions involving foreign currency exchange derivative financial instruments. The Company manages its foreign currency exposures on a consolidated basis, which allows the Company to net exposures and take advantage of any natural hedging. The transactions are designed to manage the Company’s net exposure to foreign currency exchange rates and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in the New Israeli Shekel (“NIS”), the Euro and the Japanese Yen. The gains and losses on the hedging instruments offset losses and gains on the hedged items. Financial markets and currency volatility may limit the Company’s ability to hedge these exposures.

The following table summarizes the condensed consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		March 31,	December 31,	March 31,	December 31,
	Balance sheet location	2017	2016	2017	2016
		U.S. $ in thousands
Assets derivatives -Foreign exchange contracts, not
designated as hedging instruments	Other current assets	$913	$1,440	$64,241	$39,982
Assets derivatives -Foreign exchange contracts,
designated as cash flow hedge	Other current assets	498	37	9,522	8,348
Liability derivatives -Foreign exchange contracts, not	Accrued expenses and other
designated as hedging instruments	current liabilities	(54)	(48)	8,224	13,273
Liability derivatives -Foreign exchange contracts,	Accrued expenses and other
designated as hedging instruments	current liabilities	-	(61)	-	7,534
		$1,357	$1,368	$81,987	$69,137

As of March 31, 2017, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $72.5 million and were used to reduce foreign currency exposures of the Euro, New Israeli Shekel (the “NIS”), Japanese Yen, Korean Won and Chinese Yuan. With respect to such derivatives, losses of $0.3 million and $2.9 million were recognized under financial income, net for the three-month periods ended March 31, 2017 and 2016, respectively. Such losses partially offset the revaluation changes of foreign currencies the balance sheet items, which are also recognized under financial income, net.

As of March 31, 2017, the Company had in effect foreign exchange forward contracts, designated as cash flow hedge for accounting purposes, for the conversion of $9.5 million into NIS. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in NIS. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss. These contracts mature through July 2017.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 8. Equity

a. Stock-based compensation plans

Stock-based compensation expenses for equity-classified stock options and RSUs were allocated as follows:

	Three Months Ended
	March 31,
	2017	2016
	U.S $ in thousands
Cost of sales	$643	$723
Research and development, net	849	1,359
Selling, general and administrative	2,412	3,541
Total stock-based compensation expenses	$3,904	$5,623

A summary of the Company’s stock option activity for the three months ended March 31, 2017 is as follows:

		Weighted Average
	Number of Options	Exercise Price
Options outstanding as of January 1, 2017	2,615,461	$37.21
Exercised	(35,769)	14.75
Forfeited	(220,977)	40.37
Options outstanding as of March 31, 2017	2,358,715	$37.25
Options exercisable as of March 31, 2017	1,533,280	$38.62

The outstanding options generally have a term of ten years from the grant date. Options granted become exercisable over the vesting period, which is normally a four-year period beginning on the grant date, subject to the employee’s continuous service to the Company. The fair value of stock options is determined using the Black-Scholes model.

During the three-month periods ended March 31, 2017 and 2016, the Company issued 35,769 shares and 13,820 shares, respectively, upon the exercise of stock options. This resulted in an increase in equity of $0.5 million and $0.1 million for the three-month periods ended March 31, 2017 and 2016, respectively.

As of March 31, 2017, the unrecognized compensation cost of $10.5 million related to all unvested, equity-classified stock options is expected to be recognized as an expense over a weighted-average period of 2.3 years.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A summary of the Company’s RSUs activity for the three months ended March 31, 2017 is as follows:

		Weighted Average
	Number of RSUs	Grant Date Fair Value
Unvested RSUs outstanding as of January 1, 2017	267,756	$81.35
Forfeited	(33,120)	70.44
Vested	(49,523)	82.12
Unvested RSUs outstanding as of March 31, 2017	185,113	83.10

The fair value of RSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.

As of March 31, 2017, the unrecognized compensation cost of $8.9 million related to all unvested, equity-classified RSUs is expected to be recognized as expense over a weighted-average period of 1.7 years.

b. Accumulated other comprehensive income (loss)

The following table presents the changes in the components of accumulated other comprehensive income (loss), net of taxes, for the three months ended March 31, 2017 and 2016:

	Three months ended March 31, 2017
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2017	$(24)	$(13,455)	$(13,479)
Other comprehensive income before
reclassifications	793	713	1,506
Amounts reclassified from accumulated
other comprehensive income	(270)	-	(270)
Other comprehensive income	523	713	1,236
Balance as of March 31, 2017	$499	$(12,742)	$(12,243)

	Three months ended March 31, 2016
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2016	$(107)	$(10,667)	$(10,774)
Other comprehensive loss before
reclassifications	863	3,341	4,204
Amounts reclassified from accumulated
other comprehensive income	68	-	68
Other comprehensive income	931	3,341	4,272
Balance as of March 31, 2016	$824	$(7,326)	$(6,502)

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 9. Contingencies

Claims Related to Company Equity

On March 4, 2013, five current or former minority shareholders (two of whom were former directors) of the Company filed two lawsuits against the Company in an Israeli central district court. The lawsuits demanded that the Company amend its capitalization table such that certain share issuances prior to the Stratasys-Objet merger to certain of Objet’s shareholders named as defendants would be cancelled, with a consequent issuance of additional shares to the plaintiffs to account for the subsequent dilution to which they have been subject. The lawsuits also named as defendants Elchanan Jaglom, Chairman of the Company’s board of directors, in one of the lawsuits, Ilan Levin, the Company’s Chief Executive Officer and director, various shareholders of the Company who were also shareholders of Objet, and David Reis, a director.

The Company filed its statements of defense in May 2013 denying the plaintiffs’ claims. In 2015, the court dismissed the lawsuit of one of the former directors due to lack of cause. In February 2017, the parties reached an agreement pursuant to which all claims were settled at no material cost to the Company. Notice of the settlement was provided and the suits were subsequently dismissed.

Securities Law Class Actions

On February 5, 2015, a lawsuit styled as a class action was commenced in the United States District Court for the District of Minnesota, naming the Company and certain of the Company’s officers as defendants. Similar actions were filed on February 9 and 20, 2015 in the Southern District of New York and the Eastern District of New York, respectively. The lawsuits allege violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements concerning the Company’s business and prospects. The plaintiffs seek damages and awards of reasonable costs and expenses, including attorneys’ fees.

On April 15, 2015, the cases were consolidated for all purposes, and on April 24, 2015, the Court entered an order appointing lead plaintiffs and approving their selection of lead counsel for the putative class. On July 1, 2015, lead plaintiffs filed their consolidated complaint. On August 31, 2015, the defendants moved to dismiss the consolidated complaint for failure to state a claim. The Court heard the motion on December 11, 2015. On June 30, 2016, the Court granted defendants’ motion to dismiss with prejudice and entered judgment in favor of defendants. On July 29, 2016, lead plaintiffs filed a notice of appeal to the United States Court of Appeals for the Eighth Circuit from the Court’s judgment. On September 22, 2016, lead plaintiffs filed the opening initial brief in support of their appeal. On October 24, 2016, defendants filed their answering brief to the appeal. On November 18, 2016, lead plaintiffs filed their reply brief in support of the appeal. Oral arguments for appeal were held on March 9, 2017. A decision is pending.

The Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a significant adverse effect on the financial position or profitability of the Company.